November 12, 2010
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Julie F. Rizzo
Sonia Bednarowski

Re:	Consolidated Graphics, Inc.
Form 10-K for the year ended March 31, 2010
Definitive Proxy Statement on Schedule 14A
Filed May 21, 2010 and July 9, 2010
File No. 001-12631
Ladies and Gentlemen:
The purpose of this letter is to respond to the comments in your letter dated November 8, 2010, regarding your review of the aforementioned filings with the Securities and Exchange Commission (“Commission”). For ease of reference, each paragraph number in this letter corresponds to the same paragraph number in your letter and your comments are in italics.
Form 10-K for Fiscal Year Ended March 31, 2010
Risk Factors, page 10
1.	Please confirm that in future filings you will delete the third sentence in the introductory paragraph to this section. If a risk is deemed not material, please do not reference it.

Response

In future filings, we will delete the third sentence in the introductory paragraph to this section.

Securities and Exchange Commission
November 12, 2010

Part III, page 50
2.	Please confirm that in future filings you will provide the information required by Item 201(d) of Regulation S-K or please advise.

Response

Please note that the information required by Item 201(d) of Regulation S-K, which is required under Item 12 of Part III of Form 10-K, is incorporated by reference from the Company’s 2010 proxy statement (page 23) as permitted by current Commission guidance. Please see Question 106.01 of the Compliance and Disclosure Interpretations, which provides a follows:

Question 106.01
Question: Is the Item 201(d) disclosure required in Part II of Form 10-K, given that Item 5 of Form 10-K indicates that the registrant is required to furnish the information required under Item 201, or should the Item 201(d) disclosure be included (or incorporated by reference) in Part III of Form 10-K given that Item 12 indicates that the registrant is required to furnish the information required under Item 201(d)?
Answer: The Item 201(d) disclosure should be included in Part III, Item 12 of Form 10-K. An issuer may rely on General Instruction G.3 to Form 10-K to incorporate by reference the Item 201(d) disclosure from its proxy statement or information statement, even if the issuer did not submit a compensation plan for security holder action at its annual meeting of security holders. See American Bar Association (Jan. 30, 2004). [Mar. 13, 2007]
The Company intends to incorporate such information by reference in its future filings so long as such practice is permitted by the Commission.

Securities and Exchange Commission
November 12, 2010

Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 11
3.
While we note your disclosure on page 15 that your Compensation Committee does not use benchmarking to set any components of executive compensation, we also note your disclosure on that same page that the Compensation Committee may review publicly available information to evaluate compensation for your executive officers. We also note your disclosure on page 16 that, upon recommendation of your chief executive officer and in consideration of your performance and the value of similar incentive awards to executives in similar positions at similar companies, your compensation committee approved a discretionary cash bonus for Mr. Biro. Please confirm that in future filings you will list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you or please advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response

In future filings, to the extent that the Company uses benchmarking, we will list the companies to which we benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to the Company.

In connection with responding to the Commission’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 12, 2010

We hope you find that we have been appropriately responsive to your comments and look forward to enhancing the quality of future filings based on the comments you have provided. Please feel free to call me at 713-339-5756 if you have any questions regarding this response.
Sincerely,
CONSOLIDATED GRAPHICS, INC.

/s/ Jon C. Biro
By:	Jon C. Biro
Executive Vice President,
Chief Financial and Accounting Officer
(Principal Financial and Accounting Officer)

cc:	Ricardo Garcia-Moreno
Haynes and Boone, LLP

Matt Malinsky KPMG, LLP